UNDERWRITING AGREEMENT

Schedule A

As of February 17, 2017

Catalyst Dividend Capture VA Fund
Catalyst Insider Buying VA Fund
Catalyst Managed Futures Strategy VA Fund
Rational Defensive Growth Fund
Rational Dividend Capture Fund
Rational Dynamic Momentum Fund
Rational Iron Horse Fund
Rational Real Strategies Fund
Rational Risk Managed Emerging Markets Fund
Rational Strategic Allocation Fund
Rational Tactical Asset Allocation Fund
Rational Total Return Income Fund